[ING FUNDS LOGO]

February 24, 2014

VIA EDGAR

Ms. Amy W. Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Mutual Funds (“Registrant”)
(File Nos. 033-56094; 811-07428)

Dear Ms. Miller:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Jay Stamper on February 3, 2014, for Post-Effective Amendment No. 183 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”) filed on December 16, 2013. Our summary of the comments made to the Prospectuses and Statements of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Prospectus

General Comments

1.	Comment:

The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response:

The Registrant appreciates the Staff’s comment, but the Registrant believes that, due to the fact that a contingent deferred sales charge (“CDSC”) for Class A shares is levied in limited circumstances, the current presentation accompanied with a footnote with respect to a potential CDSC most accurately captures a shareholder’s potential Class A sales charge while still being prominent for the shareholder.

2.	Comment:

The Staff requested that the Registrant explain the absence of a line item for some funds for “Acquired Fund Fees and Expenses” in their respective Annual Fund Operating Expenses table as required by Instruction 3(f)(i) to Item 3 of Form N-1A, but references are made to “Acquired Fund Fees and Expenses” in footnotes to their Annual Fund Operating Expense tables for nearly all of the funds.

Response:

In complying with Instruction 3(e) to Item 3 with respect to expense reimbursements or fee waivers, the Registrant has included in these footnotes those types of fees that are contractually excluded from these fee waiver arrangements. One of these types of fees is “Acquired Fund Fees and Expenses”

Ms. Amy W. Miller

U.S. Securities and Exchange Commission

February 24, 2014

and the Registrant includes the disclosure even if a particular fund is not currently investing in another investment company. The Registrant also confirms that it will include the line item “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table if necessary in the future in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A when a fund is investing in other investment companies.

3.	Comment:

The Staff requested that the Registrant clarify whether the expense limitation agreement’s footnote following the Annual Fund Operating Expenses allows the Adviser or a Fund’s Board to terminate the expense limitation agreement as the current disclosure is unclear.

Response:

The Registrant appreciates the Staff’s comment and clarifies that the Adviser proposes the termination of a Fund’s expense limitation agreement and a Fund’s Board approves its termination. The Registrant has revised the footnote to clarify as follows:

“The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination and such termination is approved by the Fund’s board; or (ii) the management agreement has been terminated.”

4.	Comment:	The Staff requested that the bar chart be revised to only include years that show performance.

Response:

The Registrant appreciates the Staff’s comment but does not believe Form N-1A precludes this type of presentation and the Registrant also believes this presentation is further demonstrative as to the performance life of a Fund.

Rule 35d-1

5.	Comment:

With respect to the use of “Global” in the name of ING Global Bond Fund, ING Global Equity Dividend Fund, ING Global Natural Resources Fund, ING Global Opportunities Fund, and ING Global Real Estate Fund, the Staff requested additional disclosure as to a percentage or policy as to the amount of the Funds’ assets that will be invested outside the United States.

Response:

The Registrant believes the disclosure indicating that each of the Funds will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

ING Global Bond Fund

6.	Comment:

With respect to the duration example of five years found in the last two sentences of the fourth paragraph of the section entitled “Principal Investment Strategies,” the Staff noted that the Fund’s stated period of duration is “an average of between two to nine years.” The Staff has requested that the Registrant utilize nine years rather than five years in its example of the impact of changing interest rates on bond prices.

Ms. Amy W. Miller

U.S. Securities and Exchange Commission

February 24, 2014

Response:

The Registrant appreciates the Staff’s comment but believes the example is more instructive when showing a time frame within the stated duration range rather than the highest end of the range and therefore the Registrant believes the current disclosure is appropriate.

ING International Small Cap Fund

7.	Comment:

The Staff noted that the “Principal Investment Strategies” section states that the Fund considers small-capitalization companies to have a market capitalization, at the time of purchase, of up to $5 billion. The Staff requested the Registrant provide a brief explanation as to why it was determined that $5 billion is an appropriate minimum market capitalization for a small capitalization fund.

Response:

In determining the minimum market capitalization of $5 billion, the Registrant relied upon guidance from the Staff to Rule 35d-1 under the Investment Company Act of 1940, dated February 25, 1994, which provides in part that in developing definitions for terms such as “Small,” “Medium” and “Large” capitalization companies:

“The Staff believes that registrants, in developing such a definition should consider all pertinent references including, for example, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.”

In keeping with the Staff’s guidance above, for example, the S&P Developed ex-U.S. SmallCap Index, which as of December 31, 2013 had market capitalization ranges of approximately $2 billion on the low end up to $5 billion on the high end. The S&P Developed ex-U.S. SmallCap Index is an unmanaged, float-adjusted index which captures the bottom 15% of companies in the develop markets, based on the cumulative market capitalization of each country, excluding the United States, within the S&P Global Broad Market Index. Based upon the above referenced Staff guidance as well as this index range and definition, the Registrant believes that the disclosure regarding the Fund’s market capitalization is appropriate.

ING Diversified Emerging Markets Debt Fund

8.	Comment:

The Staff noted that the composite index included in the Fund’s risk/return summary does not meet the SEC acceptable standards per Item 27(b)(7) and has requested that the Registrant explain how the composite index is appropriate.

Response:

The Registrant appreciates the Staff’s comment, but pursuant to Instruction 6 to Item 27(b)(7), a fund also may compare its performance to an additional index so long as the comparison is not misleading.

Ms. Amy W. Miller

U.S. Securities and Exchange Commission

February 24, 2014

Statement of Additional Information

9.	Comment:

With regard to Item (i) in Fundamental Investment Restriction No. 1 for ING Multi-Manager International Equity Fund, the Staff requested disclosure that clarifies that this policy is with respect to tax-exempt securities.

Response:

The Registrant has added disclosure which clarifies that Item (i) of Fundamental Investment Restriction No. 1 also extends to tax-exempt securities in the category of securities for which there is no limitation on investment. This clarifying disclosure is being added following all of the Fund’s Fundamental Investment Restrictions.

10.	Comment:

With respect to the section entitled “Temporary Defensive and Short Term Positions” the Staff requested that the Registrant revises this section to adhere more closely with Instruction 6 to Item 9 of Form N-1A and include references to unusual “economic and political” conditions.

	Response:	The Registrant has revised this disclosure as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

February 24, 2014

VIA EDGAR

Ms. Amy W. Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       ING Mutual Funds

             (File Nos. 033-56094; 811-07428)

Dear Ms. Miller:

ING Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:        Jeffrey S. Puretz, Esq.

            Dechert LLP